                                                      PAPER D

                                      Report on Borrowing and Debt Management

Long-Term Public Borrowing

[A pie chart showing borrowing in all markets.]

As an agency of the Ministry of Finance, the
primary goal of the Ontario Financing
Authority (OFA) is to manage the
borrowing, debt and cash management
activities of the Province and the Ontario
Electricity Financial Corporation (OEFC) in
a professional and cost-effective manner.

In 2004-05, the OFA borrowed $24.8 billion
on behalf of the Province and the OEFC.
The $24.8 billion included $5.9 billion in
pre-funding for the 2005-06 Long-Term
Public Borrowing Requirement, as the OFA
decided to take advantage of favourable
market conditions to lock in the lowest long-term interest rates since the early 1960s. Without the pre-
funding, the 2004-05 Long-Term Public Borrowing Requirement would have been $4.9 billion lower than the $23.8 billion forecast in the 2004 Budget Plan.

While the majority of borrowing was completed in the domestic market, Ontario further diversified its funding sources by raising the equivalent of $7.2 billion in the international capital markets, achieving costs comparable to those available in the Canadian domestic markets. Highlights include:

o    Four U.S. dollar Global bonds.
o    Euro Medium-Term Notes (EMTNs) in Canadian and Australian dollars, Swiss francs as well as
     Ontario's first sterling-denominated issue since 1998.

[A pie chart showing borrowing in domestic markets.]

In 2004-05, $16.6 billion, or 67 per cent, of
the Total Long-Term Public Borrowing
Requirement was completed in the Canadian
dollar domestic market.

The Province used a variety of cost-
effective financial instruments to diversify
its domestic borrowing program and meet
investor preferences.

2004-05 Borrowing Program: Province and OEFC
                                                                            Budget                      In-Year
($ Billions)                                                                Plan*         Interim       Change
----------------------------------------------------------------------  -------------- ------------- -------------
Deficit/(Surplus)                                                            6.1            3.0          (3.1)
Adjustments for:
   Non-Cash Items Included in Deficit                                       (0.7)          (2.0)         (1.3)
   Amortization of Major Tangible Capital Assets                            (0.8)          (0.8)           -
Acquisitions of Major Tangible Capital Assets                                1.6            1.5          (0.1)
Debt Maturities                                                              16.1          15.3          (0.8)
Debt Redemptions                                                             1.0            1.4           0.4
Canada Pension Plan Borrowing                                               (1.1)          (1.0)          0.1
Increase/(Decrease) in Cash and Cash Equivalents                              -             5.9           5.9
Decrease/(Increase) in Short-Term Borrowing                                  0.2            0.2            -
Other Uses/(Sources) of Cash                                                 1.4            1.4            -
Total Long-Term Public Borrowing Requirement                                 23.8          24.8           1.0
----------------------------------------------------------------------  -------------- ------------- -------------
Note: Numbers may not add due to rounding.
*Deficit and Adjustments for Non-Cash Items Included in Deficit as per 2004-05 Budget Plan excluding the one-time revenue gain related to the projected elimination of the liability for non-utility generator power purchase agreements in
2004-05.
                                                                        -------------- ------------- -------------

The Increase/(Decrease) in Cash and Cash Equivalents in 2004-05 represents $5.9 billion of pre-
funding for the 2005-06 Total Long-Term Public Borrowing Requirement.

Details of the in-year improvement of $3.1 billion from the $6.1 billion deficit projected in the 2004
Budget are included in Appendix 1 to Paper A, Details on Ontario Finances.

The $1.3 billion decline in Adjustments for Non-Cash Items Included in Deficit is primarily attributable to the impact of the federal government transfer for Health Care Wait Times Reduction
($1.4 billion).

The $0.8 billion decline in Debt Maturities is primarily attributable to debt that had callable or extendible features that were exercised or not exercised by either the investor or the Province, resulting in the extension of the corresponding debt maturities to future years. As part of prudent budget forecasting, it was assumed that this debt would mature in fiscal 2004-05.

Medium-Term Borrowing Program Outlook: Province and OEFC
($ Billions)                                                           2005-06      2006-07       2007-08       2008-09
---------------------------------------------------------------  ----------- ------------  ------------  ------------
Deficit/(Surplus)                                                          2.8          2.4           1.5           -
Adjustments for:
Non-Cash Items Included in Deficit                                         2.3          1.2           1.7           1.4
Amortization of Major Tangible Capital Assets                             (0.8)        (0.9)         (1.0)         (1.0)
Acquisitions of Major Tangible Capital Assets                              1.8          2.2           2.4           2.2
Debt Maturities
     Currently Outstanding                                                20.5         14.5          12.6          19.1
     Incremental Impact of Future Refinancing                              -            -             1.9           2.5
     Subtotal                                                             20.5         14.5          14.4          21.7
Debt Redemptions                                                           0.7          0.7           0.7           0.7
Canada Pension Plan Borrowing                                             (1.2)        (0.4)         (0.4)         (0.6)
Decrease/(Increase) in Short-Term Borrowing                                -            -             -             -
Other Uses/(Sources) of Cash                                               1.1          0.1           0.2           0.5
---------------------------------------------------------------  ----------- ------------  ------------  ------------
Total Long-Term Public Borrowing Requirement                              27.2         19.9          19.5          24.8
---------------------------------------------------------------  ----------- ------------  ------------  ------------
Note: Numbers may not add due to rounding.

2005-06 Borrowing Program Status*
($ Billions)                                                               Completed        Remaining           Total
--------------------------------------------------------------- - ---------------- ----------------  ----------------
Province                                                                         6.5             18.2              24.7
OEFC                                                                             -                2.5               2.5
--------------------------------------------------------------- - ---------------- ----------------  ----------------
Total                                                                            6.5             20.7              27.2
--------------------------------------------------------------- - ---------------- ----------------  ----------------
*As of April 30, 2005.

As of April 30, 2005, $6.5 billion, or 24 per cent, of the 2005-06 Total Long-Term Public Borrowing
Requirement had been completed. This consists of $5.9 billion in pre-funding undertaken during
2004-05 and $0.6 billion of long-term debt issued in 2005-06.

The Canadian domestic market will remain the main funding source for the Province in 2005-06.
Ontario will diversify its domestic borrowing program by issuing a variety of debt instruments including syndicated issues, bond auctions, floating rate notes, medium-term notes and Ontario
Savings Bonds. The OFA is also reviewing the merits of issuing a Real Return Bond linked to the
Canadian Consumer Price Index.

International markets will remain a significant component of Ontario's borrowing program. While the
U.S. dollar market is expected to be the most important international market for the Province, Ontario will also consider opportunities to expand its presence in the euro market and increase issuance in
Swiss francs, sterling and yen.

In addition, the OFA is completing documentation to permit the Province to issue debt in the
Australian dollar domestic market. New currency markets may present cost-effective borrowing opportunities for Ontario. These include the Mexican peso and Turkish lira markets. Foreign exchange exposure to these currencies will be converted into Canadian dollars.

The government will seek the approval of the legislature for additional borrowing authority to meet program requirements.

Debt Maturities

[A graph showing the debt maturities for the province, OEFC and impact of future refinancing in billions of dollars for the years 2006 to 2044.]

The most significant component of the
borrowing program is the refinancing of
Debt Maturities.

The Incremental Impact of Future
Refinancing represents the effect of future
borrowing on the debt maturity profile, as
indicated in the Medium-Term Borrowing
Program Outlook.

Debt
[A graph showing the net debt and total debt in billions of dollars for the fiscal years 1990-91 to 2005-06.]

Ontario's Total Debt has increased since the
early 1990s from $41.9 billion as of March
31, 1991 to an interim $156.6 billion as of
March 31, 2005. The increase in Total Debt
in the year ended March 31, 2000 reflects the
consolidation of OEFC's $19.4 billion in
stranded debt from the electricity sector to
the Province's debt.

Net Debt represents the difference between
the total liabilities and total financial assets
of the Province. Interim Net Debt was
$142.2 billion as of March 31, 2005. Net
Debt is projected at $146.0 billion as of
March 31, 2006.

The Ontario Strategic Infrastructure Financing Authority's (OSIFA) interim 2004-05 debt of
$1.3 billion is included in the Province's Total Debt, but not in the Province's Net Debt, as OSIFA's
debt is offset by net assets of $1.3 billion. OSIFA's debt is not guaranteed by the Province. This debt is composed of Ontario Opportunity Bonds ($323 million), Infrastructure Renewal Bonds
($650 million) and short-term commercial paper ($315 million). Additional details on OSIFA are provided in Paper B, Achieving Our Potential: Progress Towards a New Generation of Economic
Growth.

TOTAL DEBT COMPOSITION
[A pie chart showing the total debt composition.]

Total Debt of $156.6 billion is composed of
bonds and debentures issued in both the
short- and long-term public capital markets
and non-public debentures held by certain
federal and provincial public-sector pension
plans and government agencies.

As of March 31, 2005, public debt totalled
$131.3 billion, primarily consisting of bonds
issued in the domestic and international
long-term public markets in nine currencies.
Ontario also had $25.4 billion outstanding
in non-public debt issued in Canadian
dollars.

[A graph showing the interest rate reset exposure.]

Debt Management
The Province mitigates financial risks
associated with its capital market activities
by adhering to prudent risk management
policies and exposure limits.

The Province limits itself to a maximum
interest rate reset exposure of 25 per cent of
debt issued for Provincial purposes and a
maximum foreign exchange exposure of
five per cent of debt issued for Provincial
purposes.

[A graph showing the foreign exchange exposure.]

The Province's interest rate reset and
foreign exchange exposures were below
policy limits in 2004-05.

LOWER AVERAGE COST OF DEBT
The Province has been able to take advantage of a lower interest rate environment by refinancing debt at more attractive interest rates.
[A graph showing the effective interest rate (weighted average)
 of debt for the fiscal years 1990-91 to 2004-05.]

As of March 31, 2005, the effective interest
rate on Total Debt (on a weighted-average
basis) was 6.3 per cent compared to 10.9 per
cent on March 31, 1991.

The effective interest rate on public debt as
of March 31, 2005 was 5.6 per cent
compared to 10.0 per cent on non-public
debt. The weighted-average interest rate
takes into account the proportion of debt at
each level of interest rate in the debt
portfolio.

Consolidated Financial Tables

TABLE I (A):               NET DEBT AND ACCUMULATED DEFICIT

TABLE I (B):               DEBT MATURITY SCHEDULE

TABLE I (C):               MEDIUM-TERM OUTLOOK--NET DEBT AND ACCUMULATED
                           DEFICIT

TABLE I (D):               DERIVATIVE PORTFOLIO NOTIONAL VALUE

NET DEBT AND ACCUMULATED DEFICIT                                                                             TABLE I (A)
Interim 2005                                                                                                ($ Millions)
------------------------------------------------------------------------------------------------------------------------
                                                                                                    Interim        Plan
                                                 2000-01     2001-02      2002-03      2003-04      2004-05      2005-06
------------------------------------------ ------------- ----------- ------------ ------------ ------------ ------------
Debt(1)
Publicly Held Debt
   Debentures and Bonds(2)................        99,008      99,990      102,958      116,732      125,556      127,681
   Treasury Bills.........................         4,814       5,108        6,274        3,359        3,747        3,748
   U.S. Commercial Paper(2)...............           959       1,566        1,515        1,156          269          269
   Ontario Strategic Infrastructure
    Financing Authority (OSIFA)(3)                     -           -            -          323        1,288        1,856
   Other..................................           447         447          438          422          404          390
   Deposits with the Province of
     Ontario Savings Office (POSO)(4)              2,482       2,438            -            -            -            -
                                                 107,710     109,549      111,185      121,992      131,264      133,944
                                           ------------- ----------- ------------ ------------ ------------ ------------
Non-Public Debt
   Minister of Finance of Canada:
   Canada Pension Plan Investment
   Fund...................................        12,709      11,944       10,746       10,233       10,233       10,233
   Ontario Teachers' Pension Fund.........        11,535      11,043       10,387        9,487        8,666        7,596
   Public Service Pension Fund............         3,446       3,331        3,200        3,052        2,886        2,706
   Ontario Public Service Employees'
     Union Pension Fund (OPSEU)...........         1,637       1,582        1,520        1,450        1,371        1,285
   Canada Mortgage and Housing
     Corporation..........................         1,147       1,116        1,078        1,047        1,003          960
   Other(5)...............................           657         581          356        1,096        1,219        1,256
                                           ------------- ----------- ------------ ------------ ------------ ------------
                                                  31,131      29,597       27,287       26,365       25,378       24,036
                                           ------------- ----------- ------------ ------------ ------------ ------------
Total Debt                                       138,841     139,146      138,472      148,357      156,642      157,980
Cash and Temporary Investments ...........       (6,319)     (5,773)      (7,252)      (8,139)     (14,922)      (7,900)
Other Net (Assets)/Liabilities(6).........          (26)     (1,252)        1,427      (1,348)        1,774      (2,250)
OSIFA - Net (Assets)/Liabilities(3)                    -           -            -        (313)      (1,266)      (1,813)
                                           ------------- ----------- ------------ ------------ ------------ ------------
Net Debt..................................       132,496     132,121      132,647      138,557      142,228      146,017
Tangible Capital Assets(7)................             -           -     (13,942)     (14,369)     (15,047)     (16,040)
                                           ------------- ----------- ------------ ------------ ------------ ------------
Accumulated Deficit.......................       132,496     132,121      118,705      124,188      127,181      129,977
                                                                                                                       7
------------------------------------------ ------------- ----------- ------------ ------------ ------------ ------------
Source: Ontario Ministry of Finance.
(1)  Includes debt issued by the Province and Government Organizations, including Ontario Electricity Financial Corporation.
(2)  All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
(3)  OSIFA's interim 2004-05 debt is composed of Ontario Opportunity Bonds ($323 million), Infrastructure Renewal Bonds ($650 million)
     and short-term commercial paper ($315 million). OSIFA's debt is not guaranteed by the Province.
     OSIFA - Net (Assets)/Liabilities include cash, temporary investments, accounts receivable, loans receivable, debt issue costs and accounts payable.
(4)  The Province completed the sale of POSO to Desjardins Credit Union effective March 31, 2003, with the POSO liabilities to the depositors assumed by the purchaser.
(5)  Other non-public debt includes Ontario Municipal Employees Retirement Fund, College of Applied Arts and Technology Pension Plan,
     Ryerson Retirement Pension Plan, Ontario Immigrants Investor Corporation and indirect debt of school boards (the indirect debt of school boards was incurred in June 2003 to refinance the non-permanently financed debt of 55 school boards; an equivalent amount is included in Net Assets as advance payments to school boards).
(6)  Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in government business enterprises, accounts payable, accrued liabilities, pensions and the liability for power purchase agreements with non-utility generators.
(7)  Starting with fiscal year 2002-03, Tangible Capital Assets are capitalized and amortized over their estimated useful lives.  In 2001-02 and prior years, the costs of Tangible Capital Assets were recognized as expenditures.

DEBT MATURITY SCHEDULE                                                                                            TABLE I (B)
Interim 2005                                                                                                     ($ Millions)
                                                                                                        Interim
                          Canadian          U.S.        Japanese                            Other       2004-05       2003-04
Currency                    Dollar        Dollar             Yen       Euro(1)      Currencies(2)         Total         Total
------------------  -------------- -------------  --------------  ------------ ------------------ -------------  ------------
Fiscal Year Payable
---------------------------------------------------------------------------------------------------------------  ------------
Year 1                      16,335         7,016             676            46                  -        24,073        20,609
Year 2                      11,792         2,611             460             -                  -        14,863        19,481
Year 3                       6,748         5,468             320             -                244        12,780        12,158
Year 4                      14,711         3,563               -           795                207        19,276         9,268
Year 5                       7,905         1,717             876         1,443                882        12,823        18,981
------------------  -------------- -------------                                                  -------------  ------------
1-5 years                   57,491        20,375           2,332         2,284              1,333        83,815        80,497
6-10 years                  21,874         4,263              35         1,188                483        27,843        30,978
11-15 years                  4,344             -               -             -                  -         4,344         1,718
16-20 years                 10,156             -               -             -                  -        10,156        10,231
21-25 years                 14,993             -               -             -                  -        14,993        14,368
26-40 years(3)              15,491             -               -             -                  -        15,491        10,565
------------------  -------------- -------------  --------------  ------------ ------------------ -------------  ------------
Total(4)                   124,349        24,638           2,367         3,472              1,816       156,642       148,357
------------------  -------------- -------------  --------------  ------------ ------------------ -------------  ------------
Debt Issued
for Provincial
Purposes                   100,693        19,935           2,367         3,472              1,369       127,836       120,481
OEFC Debt                   22,368         4,703               -             -                447        27,518        27,553
OSIFA Debt                   1,288             -               -             -                  -         1,288           323
                    -------------- -------------  --------------  ------------ ------------------ -------------  ------------
Total(5)                   124,349        24,638           2,367         3,472              1,816       156,642       148,357
------------------  -------------- -------------  --------------  ------------ ------------------ -------------  ------------
(1)  Euro includes debt issued in legacy currency, i.e., French franc.
(2)  Other Currencies comprise Australian dollar, New Zealand dollar, Pound sterling, Swiss franc and Hong Kong dollar.
(3)  The longest term to maturity is to March 1, 2045.
(4)  Total for all foreign currency denominated debt as at March 31, 2005 was $32.3 billion (2004, $30.3 billion).
     Of that, $31.2 billion or 96.6% (2004, $27.5 billion or 90.8%) was fully hedged to Canadian dollars.
(5)  Total debt includes issues totalling $3.0 billion (2004, $2.9 billion) that have embedded options exercisable by either the Province or the bondholder under specific conditions.

MEDIUM-TERM OUTLOOK                                                                                    TABLE I (C)
NET DEBT AND ACCUMULATED DEFICIT                                                                      ($ Billions)
                                                                    2006-07             2007-08            2008-09
------------------------------------------------------ -------------------- ------------------- ------------------
Total Debt                                                            163.5               168.7              172.0
Cash and Temporary Investments                                        (7.9)               (7.9)              (7.9)
Other Net (Assets)/Liabilities                                        (3.2)               (4.3)              (5.2)
OSIFA - Net (Assets)/Liabilities                                      (2.7)               (3.9)              (5.1)
------------------------------------------------------ -------------------- ------------------- ------------------
Net Debt                                                              149.7               152.6              153.8
Tangible Capital Assets                                              (17.4)              (18.8)             (20.0)
------------------------------------------------------ -------------------- ------------------- ------------------
Accumulated Deficit                                                   132.4               133.9              133.9
------------------------------------------------------ -------------------- ------------------- ------------------
Note: Numbers may not add due to rounding.

DESCRIPTION OF DERIVATIVE FINANCIAL INSTRUMENTS
---------------------------------------------------------------------------------------------------------------------

The table below presents an interim maturity schedule of the Province's and OEFC's derivative financial instruments, by type, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts, are not indicative of credit or market risk, and are not representative of actual cash flows.

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal arrangements under which the Province agrees  with another party to exchange cash flows based upon one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics.  Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

The Province also limits its credit risk exposure on derivatives by entering into contractual agreements (master agreements) that provide for termination netting and, if applicable, payment netting with virtually all of its counterparties.

DERIVATIVE PORTFOLIO NOTIONAL VALUE                                                                   TABLE I (D)
Interim 2005                                                                                         ($ Millions)
-----------------------------------------------------------------------------------------------------------------
                                                                                         Over   Interim
                                                                                 6-10     10    2004-05  2003-04
 Maturity in Fiscal Year     2005-06    2006-07    2007-08   2008-09    2009-10 Years   Years    Total    Total
------------------------------------ ----------------------------------------------------------------------------
Swaps:
   Interest rate..........    13,567      7,710     10,747    11,205      7,854  15,127   3,781   69,991   55,013
   Cross currency.........     8,903      4,625      4,469     4,635      4,482   3,833       -   30,947   30,622
Forward foreign
   exchange contracts.....     5,241          -          -         -          -       -       -    5,241    2,755
Futures...................        62          -          -         -          -       -       -       62       62
Options ..................         -          -          -         -          -       -       -        -       90
Caps and floors...........       275        398          -         -         88       -       -      761      480
TOTAL                         28,048     12,733     15,216    15,840     12,424  18,960   3,781  107,002   89,022
------------------------------------ ----------------------------------------------------------------------------

GLOSSARY OF FINANCIAL INSTRUMENTS DESCRIBED IN PAPER D

Bond Auction:  process in which participants are invited to bid on an amount of a bond on a semi-annual yield basis.

Cap: a contract that allows the purchaser to put a ceiling on the contractual interest rate of a liability.

Domestic Bonds: debt securities issued in the domestic market, clearing through a domestic clearing system.

Euro Medium-Term Notes (EMTNs): medium-term notes issued outside the United States and Canada and structured to meet individual investor requirements.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest. Coupons are linked to a floating interest rate index, and pay out at a predetermined yield spread to the index.

Floor: a contract that allows the purchaser to have a lower limit on the total rate of return of an asset.

Forward Foreign Exchange Contract: an agreement between two parties to set exchange rates in advance.

Future: an exchange-traded contract that confers an obligation to buy/sell a commodity at a specified price and amount on a future date.

Global Bonds: debt securities issued simultaneously in the international and domestic markets, settling through various worldwide clearing systems. These can be issued in a variety of currencies including Canadian and U.S. dollars.

Medium-Term Notes (MTNs): debt instruments offered under a registered program and structured to meet specific investor needs.

Notional Value:  represents the face value of outstanding contracts. It does not represent cash flows.

Option: a contract whereby the buyer has the right to buy/sell a designated instrument at a specified price within a specified period of time.

Swap: a legal arrangement, the effect of which is that each of the parties (the counterparty) takes responsibility for a financial obligation incurred by the other counterparty. An interest rate swap exchanges floating interest payments for fixed interest payments or vice versa. A cross-currency swap exchanges principal and interest payments in one currency for cash flows in another currency.

Syndicated Issues: debt securities that are underwritten by a group of investment dealers.

Treasury Bills: short-term debt instruments issued by governments on a discount basis usually for durations of 91 days, 182 days, or 52 weeks.

U.S. Commercial Paper (CP): short-term debt typically issued by a government or corporation on a discount basis. CP is limited to terms of 1 to 270 days and is usually supported by a back-up bank line of credit.